UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. n/a)*

ArQule, Inc.

(Name of Issuer)

Common Stock Par Value $0.01 Per Share

(Title of Class of Securities)

04269E107

(CUSIP Number)

Asaf Shinar

Pontifax

14 Shenkar Street

Herzliya Pituach 46140, Israel

972-9-9725617

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04269E107	SCHEDULE 13D

1	NAME OF REPORTING PERSON: Pontifax Management 4 GP (2015) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,392,000[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,392,000[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON[1] 8,392,000[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8% [2]
14	TYPE OF REPORTING PERSON PN

[1]	Includes 6,608,000 shares of common stock and warrants to purchase 1,784,000 shares of common stock.
[2]	All percentages calculated herein are based on 95,495,327 outstanding shares of common stock as of May 16, 2018.

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CUSIP No. 04269E107	SCHEDULE 13D

1	NAME OF REPORTING PERSON: Pontifax (Israel) IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,139,000[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,139,000[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON[1] 4,139,000[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON PN

[1]	Includes 3,259,000 shares of common stock and warrants to purchase 880,000 shares of common stock.

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CUSIP No. 04269E107	SCHEDULE 13D

1	NAME OF REPORTING PERSON: Pontifax (Cayman) IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,015,000[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,015,000[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON[1] 2,015,000[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

[1]	Includes 1,587,000 shares of common stock and warrants to purchase 428,000 shares of common stock.

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CUSIP No. 04269E107	SCHEDULE 13D

1	NAME OF REPORTING PERSON: Pontifax (China) IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,238,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,238,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,238,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON PN

[1]	Includes 1,762,000 shares of common stock and warrants to purchase 476,000 shares of common stock.

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CUSIP No. 04269E107	SCHEDULE 13D

1	NAME OF REPORTING PERSON: Pontifax III Management of Fund (2011) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,611
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,611
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,611
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .00%
14	TYPE OF REPORTING PERSON PN

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CUSIP No. 04269E107	SCHEDULE 13D

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to shares of common stock, par value of $0.01 per share (the "Common Stock"). The name of the issuer is ArQule, Inc.(the “Issuer”), a company organized under the laws of the State of Delaware ("ArQule"). The address of the principal office of ArQule is 1 Wall Street, 6th Floor, Burlington, MA 01803.

Item 2.	Identity and Background.

This statement is being filed on behalf of (1) Pontifax Management 4 G.P. (2015) Ltd. (“Management 4”), (2) Pontifax (Israel) IV, L.P. (“Israel IV”), (3) Pontifax (Cayman) IV L.P. (“Cayman IV”), (4) Pontifax (China) IV L.P. (“China IV”) (together with Cayman IV and Israel IV, the “IV Funds”) and (5) Pontifax Management III G.P. (2011) (“Management III”). Management 4, the IV Funds, and Management III are collectively referred to herein as the “Reporting Persons”

Each of Management 4, Israel IV, and Management III is organized under the laws of Israel. Each of Cayman IV and China IV is organized under the laws of the Cayman Islands. The business address of each of the Reporting Persons is c/o Pontifax, 14 Shenkar Street, Beit Ofek, Herzliya Pituach, 46140 Israel.

The Reporting Persons are principally engaged in the business of long-term, venture-type investments in high growth pharmaceutical, biotechnological and medical device companies.

Management 4 is the ultimate general partner of each of the IV Funds. The managing partners of Management III and Management 4 are Tomer Kariv and Ran Nussbaum (together, the “Related Persons”). Messrs. Kariv and Nussbaum are citizens of Israel. The business address of each of the Related Persons is c/o Pontifax, 14 Shenkar Street, Beit Ofek, Herzliya Pituach, 46140 Israel. The current principal occupation of each of the Related Persons is Managing Partner of Pontifax.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 3, 2017, the IV Funds purchased 6,608 shares of Convertible Preferred Stock, Series A, par value $.01 per share (the “Preferred Stock”) and warrants (the “Warrants”) to purchase up to 1,784 shares of Preferred Stock (the “Warrant Shares”). The Issuer sold the Preferred Stock and the Warrants together at a price per unit of  $1,135 for total gross proceeds of $7,500,080 from the IV Funds. The source of funds for the IV Funds was working capital.

Following stockholder approval and the effectiveness of an amendment to the Issuer’s restated certificate of incorporation increasing the number of shares of authorized shares of Common Stock, each share of Preferred Stock automatically converted into 1,000 shares of Common Stock and each warrant covering a share of Preferred Stock became exercisable for 1,000 shares of Common Stock at an exercise price of  $1.75 per share.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of the Common Stock identified in Item 5 for investment purposes.

Under the terms of the November 3, 2017 securities purchase agreement, the IV Funds have the right to nominate a director to the board for so long as the IV Funds remain the beneficial owner of 50 percent of the shares originally sold to them in the November offering.  Currently, Mr. Nussbaum serves in that role. In such capacity, Mr. Nussbaum takes and will continue to take an active role in the oversight of the Issuer’s business and strategic direction.

The Reporting Persons review and intend to continue to review, on an ongoing and continued basis, their investments in the Issuer. Depending on the factors discussed below and subject to applicable law, the Reporting Persons may from time to time acquire additional securities of the Issuer or otherwise dispose of some or all of such securities of the Issuer. Any transactions that any Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to such Reporting Persons, tax considerations and other factors.

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CUSIP No. 04269E107	SCHEDULE 13D

Other than as described above and other than in Mr. Nussbaum’s capacity as a director of the Issuer, the Reporting Persons do not currently have plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Management 4	8,392,000(1)	8.8%*	-	8,392,000	-	8,392,000
Israel IV	4,139,000(2)	4.3%	-	4,139,000	-	4,139,000
Cayman IV	2,015,000(3)	2.1%	-	2,015,000	-	2,015,000
China IV	2,238,000(4)	2.4%	-	2,238,000	-	2,238,000
Management III	8,611	*	-	8,611	-	8,611
*	Percent of less than 1%.

(1)	Includes warrants to purchase 1,784,000 shares of Common Stock.
(2)	Includes warrants to purchase 880,000 shares of Common Stock.
(3)	Includes warrants to purchase 428,000 shares of Common Stock.
(4)	Includes warrants to purchase 476,000 shares of Common Stock.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any shares of Common Stock or options or warrant to purchase shares of Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c)	As previously reported, on May 18, 2018, Management III purchased 8,611 shares of Common Stock in the open market at a price per share of $3.29.
(d)	None.
(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As set forth in Item 4 above, under the terms of the November 3, 2017 securities purchase agreement, the IV Funds have the right to nominate a director to the board for so long as the IV Funds remain the beneficial owner of 50 percent of the shares originally sold to them in the November offering.

Item 7.	Material to Be Filed as Exhibits.

EXHIBIT INDEX

1.	Securities Purchase Agreement dated November 3, 2017 (incorporated by reference herein from Exhibit 10.1 to a Form 8-K filed by ArQule, Inc. on November 8, 2017).
2.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended.

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CUSIP No. 04269E107	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2018

PONTIFAX MANAGEMENT 4 G.P. (2015) LTD.

By :	/s/ Ran Nussbaum
Name :	Ran Nussbaum
Title:	Managing Partner

PONTIFAX (CAYMAN) IV, L.P.

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Managing Partner

PONTIFAX (ISRAEL) IV, L.P.

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Managing Partner

PONTIFAX (CHINA) IV L.P.

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Managing Partner

PONTIFAX MANAGEMENT III G.P.(2011) LTD.

By :	/s/ Ran Nussbaum
Name :	Ran Nussbaum
Title :	Managing Partner

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